Exhibit 99.2

YANDEX N.V.

OFFER TO EXCHANGE

SARS OR SHARE OPTIONS FOR REPLACEMENT RESTRICTED SHARE UNITS

INDIVIDUAL AWARD STATEMENT

Dear /name/

Email address

Yandex is offering you the opportunity to exchange your eligible outstanding SARs granted under the Yandex Equity Incentive Plan (the “Equity Plan”) between November 28, 2011 and March 5, 2012, and options granted under the Equity Plan on May 23, 2011, for new replacement restricted share units pursuant to the Offer to Exchange dated October 29, 2012.

The table below sets out:

•                  The number of Existing SARs or Existing Options you hold as of October 29, 2012, together with the current Measurement Price or Exercise Price at grant

•                  The number of RSUs that you would receive in exchange for your Existing SARs or Existing Options, if you choose to accept the Offer to Exchange

•                  The “breakthrough price” — the stock market trading price of our Class A shares at which your new RSU grant would provide less return to you than your Existing SARs or Existing Options

If you accept the Offer to Exchange, your replacement RSUs will be subject to the same vesting schedule as your Existing SARs or Existing Options. You will receive credit for any vesting to date under your Existing SARs or Existing Options — in other words, the vesting period will not start again, but will continue on its current terms. The replacement RSUs will be granted pursuant to our 2007 Equity Plan and, accordingly, will be governed by the terms and conditions of the 2007 Equity Plan (link).

To make an informed decision whether to accept or reject the exchange offer, please carefully read this statement together with the following documents:

•                  Offer to Exchange

•                  Election Form and Release Agreement

These documents are available for download at http://wiki.yandex-team.ru/option/.show and are provided in English with a translation into Russian for your convenience.

After you carefully read the documents mentioned above, please print out the Election Form and Release Agreement (the English version) and fill it out, indicating your decision.

If you have any questions and/or any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, please send an email to Elena Bunina at bunina@yandex-team.ru.

We will be happy to tell you about the exchange offer and answer your questions on Wednesday, October 31, 2012 at 16.00 in the Extropolis hall in Moscow’s Red Rose office. Translation will be available in the other offices. You will receive an additional invitation to this meeting.

Grant Date of Existing SARs or Existing Options	Per Share Measurement Price/ Exercise Price of Existing SARs or Existing Options	Number of Existing SARS/Existing Option Shares	Breakthrough Price	Number of Replacement RSUs to be Granted on Exchange	Purchase Price of Share on Exercise of RSUs

Thank you!

IR on behalf of Yandex N.V.